Type:  425
Sequence:  1
Description:  Rule 425 Communications

                       Filed by Lycos, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 0-27830
                       Subject Company: Terra Networks, S.A.


     This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

     Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.


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TERRA LYCOS

Transcript of Video Presentation

Terra the largest Spanish and Portuguese speaking Internet player.

And Lycos, one of the most important players on the net have merged to offer the user the best choice on the Internet.

Terra Lycos is the first Internet player with a real global footprint. Well established in high potential growth markets, with the best cash position of the world of Internet.

Terra Lycos will become the largest multiple platform content distributor with stakes throughout the Internet value chain, holding a diversified revenue mix, stemming both from the geographical point of view as from the business opportunities.

Terra Lycos adds up to over 7 billion page views per month, nearly 5 million access subscribers, 60 million registered users, 91 million unique visitors, over 3,000 advertising partners and over 5,000 stores.

Terra Lycos enjoys strong highly motivated mangers and employees that together with state of the art technology and with a driving strength of a leading project make themselves available to any person throughout the world to make the Internet experience an amazing breakthrough of freedom.